UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF THE

SECURITIES EXCHANGE ACT OF 1934

For the month of February 2026

Commission File Number 001-41776

SOLOWIN HOLDINGS

(Translation of registrant’s name into English)

Room 1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☒       Form 40-F ☐

Entry into a Material Definitive Agreement

Securities Purchase Agreement

On February 9, 2026, SOLOWIN HOLDINGS (the “Company”) entered into a securities purchase agreement (the “Purchase Agreement”) with Streeterville Capital, LLC (the “Investor”). Pursuant to the Purchase Agreement, the Company agreed to issue and sell to the Investor one or more pre-paid purchases (each, a “Pre-Paid Purchase” and collectively, the “Pre-Paid Purchases”) at an aggregate purchase price of up to $100,000,000 for the purchase of the Company’s class A ordinary shares, par value $0.0001 per share (the “Class A Shares”). The Company also agreed to issue 1,500,000 Class A Shares to the Investor (the “Pre-Delivery Shares”) for $150.00 within 90 days of the closing date (the “Closing Date”). The proceeds from the Pre-Paid Purchases are expected to be used for working capital and other corporate purposes.

The Purchase Agreement provides for an initial Pre-Paid Purchase in the principal amount of $5,415,000, before deducting an original issue discount of $400,000 and a transaction expense amount of $15,000 (the “Initial Pre-Paid Purchase”). The Pre-Paid Purchases will accrue interest at the rate of eight percent (8%) per annum. Upon mutual consent, the Investor may purchase from the Company additional Pre-Paid Purchases with a purchase price of $5,000,000 or such other amounts upon such terms as the parties may determine.

On or before May 15, 2026, the Company may make a cash payment of $350,000 (the “Stub Payment”). If the Company fails to make the Stub Payment by the applicable date, then Investor will have the right to require the Company to issue and sell Class A Shares at a price equal to the Per Share Purchase Price (as defined below). Then, beginning June 1, 2026, the Company may make monthly cash payments of $750,000 on the first day of each calendar month while any balance remains outstanding (the “Amortization Payments”). If the Company fails to make any Amortization Payment by the applicable due date, the Investor has the right to require the Company to issue and sell Class A Shares in the respective calendar month, in an aggregate amount (the “Purchase Amount”) up to the higher of (i) $750,000 or (ii) ten percent (10%) of the aggregate dollar trading volume of the Company’s Class A Shares on all trading markets for the immediately preceding calendar month. The purchase price per Class A Share will be 85% of the lower of (i) the closing trade price on the trading day immediately prior to the purchase notice date, or (ii) the average of the daily VWAPs during the ten (10) trading days immediately prior to the purchase notice date (the “Per Share Purchase Price”). The Investor shall pay the purchase price of the Class A Shares by offsetting the Purchase Amount against the outstanding balance under the Initial Pre-Paid Purchase. In no event may the Investor beneficially own, together with its affiliates, more than 9.99% of the Company’s outstanding Class A Shares as a result of any share issuance under the Pre-Paid Purchase. If the Company repays more than fifty percent (50%) of the purchase price of the Initial Pre-Paid Purchase in cash through Amortization Payments, all subsequent Amortization Payments will be subject to a twenty-five percent (25%) payment fee.

The Company may, upon five (5) trading days’ prior written notice, prepay in cash all of the outstanding balance under the Initial Pre-Paid Purchase in an amount equal to 110% of the outstanding balance. Any remaining outstanding balance is due and payable in cash on the first anniversary of the date on which the Initial Pre-Paid Purchase price is delivered to the Company.

The Class A Shares issuable pursuant to the Initial Pre-Paid Purchase, as well as the Pre-Delivery Shares, are being offered by the Company pursuant to an effective shelf registration statement on Form F-3 (File No. 333-282552), as amended (the “Shelf Registration Statement”), which became effective on November 8, 2024, and pursuant to a prospectus supplement filed with the Securities and Exchange Commission.

Upon the occurrence of a trigger event as defined in the Purchase Agreement (the “Trigger Event”), the Investor may increase the outstanding balance by ten percent (10%) for each Trigger Event occurrence, provided that the Trigger Effect may be applied up to three (3) times (the “Trigger Effect”). Following any Trigger Event, the Investor may provide written notice to the Company demanding that the Company cure the Trigger Event within ten (10) calendar days. If the Company fails to cure the Trigger Event within such cure period, the Trigger Event will automatically become an event of default under the Purchase Agreement. Upon an event of default, the Investor may accelerate the outstanding balance, making such amount immediately due and payable in cash at the mandatory default amount, which equals the outstanding balance after application of the Trigger Effect, and the interest will accrue at a rate of the lesser of eighteen percent (18%) per annum or the maximum rate permitted under applicable law.

The Purchase Agreement contains customary representations, warranties, covenants, and closing conditions. The Pre-Paid Purchases are unsecured, and the Investor has the right, but not the obligation, to purchase additional Class A Shares under the terms set forth in the Purchase Agreement.

A copy of the form of the Purchase Agreement is attached hereto as Exhibit 10.1 and is incorporated herein by reference. The foregoing summary of the terms of the Purchase Agreement is not complete and is qualified in the entirety by reference to such document.

The information contained in this report on Form 6-K is hereby incorporated by reference into the Shelf Registration Statement and shall be a part thereof from the date on which this report is furnished, to the extent not superseded by documents or reports subsequently filed or furnished. This report on Form 6-K shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sale of these securities in any state or jurisdiction in which such offer, solicitation, or sale would be unlawful prior to the registration or qualification under the securities laws of any such state or jurisdiction.

EXHIBIT INDEX

Exhibit Number	Description
5.1	Opinion of Conyers Dill & Pearman
10.1*	Securities Purchase Agreement by and between the Company and Streeterville Capital, LLC, dated February 9, 2026
23.1	Consent of Conyers Dill & Pearman (included as part of Exhibit 5.1)

*	Pursuant to Item 601(a)(5) of Regulation S-K, certain exhibits have been omitted and will be furnished supplementally to the Securities and Exchange Commission upon request.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 9, 2026	SOLOWIN HOLDINGS

By:	/s/ Ling Ngai Lok
Ling Ngai Lok
Chief Executive Officer

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